Exhibit 99.B(i)(2)

September 27, 2012

PNC Funds

One East Pratt Street, 5th Floor

Baltimore, MD 21202

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by PNC Funds, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, PNC Target 2050 Fund and PNC Retirement Income Fund (the “Shares”), pursuant to post-effective amendment No. 95 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares.  We have examined the Trust’s Certificate of Trust (as on file in the office of the Secretary of State of the State of Delaware), its Agreement and Declaration of Trust, as amended, its Bylaws and such other documents as we deemed necessary for the purposes of this opinion.  We assume that upon sale of the Shares by the Trust the Trust will receive the net asset value thereof.

In rendering the opinions expressed herein, we have relied solely on the opinion of Smith, Katzenstein & Jenkins, LLP, insofar as such opinions relate to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have made no independent examination of the laws of that jurisdiction.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP